Exhibit 99.1
Hydrogenics to Streamline Operations and Further Reduce Cost
Reduction of 50 full time positions / $5.2 million of annualized payroll savings
MISSISSAUGA, ONTARIO — November 21st, 2007 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), today announced that, as a result of its ongoing initiatives to streamline operations and better position itself for fuel cell commercialization opportunities, it has implemented a number of organizational changes that will reduce costs and bring more focus to product development, production and customer service activities.
The Corporation anticipates that the streamlining initiatives will result in a charge against the fourth quarter 2007 results of approximately $3.0 million, or $0.03 per share, reflecting the elimination of 50 full time positions representing $5.2 million of annualized cash savings by the third quarter of 2008. These staff reductions along with the Corporation’s decision on November 8th, 2007 to windup its test equipment business, will result in a 40% reduction in full time positions from 250 to 150.
The 50 positions announced today are largely concentrated in administrative and operational areas. The result is a focused and fit-to-purpose organization with two business units well positioned in Hydrogen Onsite Generation and fuel cell commercialization.
•	Twenty staff positions involved in OnSite Generation activities at the Corporation’s Mississauga, Ontario facility will be eliminated. All product development and operating activities are being consolidated in Oevel, Belgium.

•	Fifteen staff involved in fuel cell activities are being eliminated as we focus on those commercial markets where we can be successful by delivering cost reduced fuel cells to original equipment manufacturers and other customers. As a result, we have been able to achieve a greater focus on our sales, marketing and engineering efforts allowing us to now increase customer service and support initiatives in our target markets.

•	Fifteen corporate positions have been eliminated following the shut down of our test equipment business and in recognition of the need to right-size in proportion for a company of our size.

“Earlier in the year we communicated a target to reduce the rate of cash consumption in the company by 30-50%. This is the final action we anticipate being necessary to achieve this target. Given the recovery in our OnSite Generation business and a refocused business strategy for renewable hydrogen energy applications and specific fuel cell markets it is now apparent to us what resources are required to successfully execute on our plan” said Daryl Wilson President and Chief Executive Officer of Hydrogenics Corporation.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Email: media@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.